Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      1
Exhibit 99.1
Johannesburg, 5 November 2024: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to provide an operating update for the quarter ended 30 September 2024. Group financial results are only provided on a six-monthly basis.
SALIENT FEATURES – QUARTER ENDED 30 SEPTEMBER 2024 (Q3 2024) COMPARED TO QUARTER ENDED 30 SEPTEMBER 2023
(Q3 2023)

•Adjusted (adj) EBITDA of R3.3bn (US$184m) 9% higher year-on-year
•Year-on-year improvement in Group safety trends
•Healthy balance sheet position maintained
•US PGM operations expected to benefit from amended Section 45X of the IRA by estimated US$140m for 2023 & US$100m for 2024
•SA gold operations generated 292% increase in adjusted EBITDA to R1.35bn (US$75m) from 24% higher rand gold price
•SA PGM operations 4E production increased 5% with costs stable generating positive adjusted EBITDA of R1.6bn (US$88m)
•Century operation zinc production 9% higher and cost well managed resulting in 966% increase in adjusted EBITDA to US$31m (R565m)
•Secured €500 million green financing loan for the Keliber lithium project
KEY STATISTICS – GROUP

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2023	Jun 2024	Sep 2024		KEY STATISTICS		Sep 2024	Jun 2024	Sep 2023
				GROUP
163	240	184	US$m	Adjusted EBITDA[1,13]	Rm	3,312	4,474	3,027
18.59	18.57	17.96	R/US$	Average exchange rate using daily closing rate

TABLE OF CONTENTS	Page	Stock data for the Quarter ended 30 September 2024

Key statistics by region	2	Number of shares in issue
Overview of quarter on quarter operating results	3	- at 30 September 2024	2,830,567,264
Salient features – operational tables – quarterly statistics	8	- weighted average	2,830,567,264
All-in cost (reconciliation) – quarters	13	Free Float	99%
Unit operating cost – quarters	17	Bloomberg/Reuters	SSWSJ/SSWJ.J
Adjusted EBITDA reconciliation – quarters	19	JSE Limited - (SSW)
Development results	20	Price range per ordinary share (High/Low)	R21.69 to R14.10
Non-IFRS measures	22	Average daily volume	13,321,867
Administration and other corporate information	23
Disclaimer and forward-looking statements	24	NYSE - (SBSW); one ADR represents four ordinary shares
		Price range per ADR (High/Low)	US$4.96 to US$3.18
		Average daily volume	5,523,730

Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      2
KEY STATISTICS BY REGION

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2023	Jun 2024	Sep 2024		KEY STATISTICS		Sep 2024	Jun 2024	Sep 2023
				AMERICAS REGION
				US PGM underground operations
105,546	115,596	111,976	oz	2E PGM production[2,3]	kg	3,483	3,595	3,283
1,190	984	983	US$/2Eoz	Average basket price	R/2Eoz	17,663	18,273	22,122
21	(5)	(6)	US$m	Adjusted EBITDA[13]	Rm	(108)	(121)	397
1,922	1,351	1,274	US$/2Eoz	All-in sustaining cost[4,13]	R/2Eoz	22,889	25,096	35,738
				US PGM recycling
72,434	77,065	81,762	oz	3E PGM recycling[2,3]	kg	2,543	2,397	2,253
2,215	1,217	1,293	US$/3Eoz	Average basket price	R/3Eoz	23,231	22,600	41,177
8	4	5	US$m	Adjusted EBITDA[13]	Rm	98	76	147
				US Reldan operations[5]
—	(2)	8	US$m	Adjusted EBITDA[13]	Rm	149	(31)	—
				SOUTHERN AFRICA (SA) REGION
				PGM operations
451,560	439,147	473,938	oz	4E PGM production[3,6,7]	kg	14,741	13,659	14,045
1,317	1,342	1,331	US$/4Eoz	Average basket price	R/4Eoz	23,909	24,914	24,479
136	178	88	US$m	Adjusted EBITDA[13]	Rm	1,584	3,310	2,532
1,080	1,080	1,182	US$/4Eoz	All-in sustaining cost[4,13]	R/4Eoz	21,228	20,056	20,080
				Gold operations
197,663	179,594	179,465	oz	Gold produced	kg	5,582	5,586	6,148
1,930	2,334	2,470	US$/oz	Average gold price	R/kg	1,426,290	1,393,320	1,153,448
19	82	75	US$m	Adjusted EBITDA[13]	Rm	1,347	1,549	344
2,062	2,116	2,250	US$/oz	All-in sustaining cost[4,13]	R/kg	1,298,923	1,263,292	1,232,600
				EUROPEAN REGION
				Sandouville nickel refinery
2,352	1,991	2,039	tNi	Nickel production[8]	tNi	2,039	1,991	2,352
21,726	21,769	18,868	US$/tNi	Nickel equivalent average basket price[9]	R/tNi	338,869	404,245	403,895
(16)	(5)	(8)	US$m	Adjusted EBITDA[13]	Rm	(152)	(83)	(296)
31,514	24,108	22,451	US$/tNi	Nickel equivalent sustaining cost[10,13]	R/tNi	403,217	447,680	585,853
				AUSTRALIAN REGION
				Century zinc retreatment operation
25	26	27	ktZn	Zinc metal produced (payable)[11]	ktZn	27	26	25
1,708	2,524	3,093	US$/tZn	Average equivalent zinc concentrate price[12]	R/tZn	55,553	46,868	31,747
3	(5)	31	US$m	Adjusted EBITDA[13]	Rm	565	(89)	53
1,753	2,011	1,809	US$/tZn	All-in sustaining cost[4,13]	R/tZn	32,486	37,348	32,587
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for any other measure of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see
"Adjusted EBITDA reconciliation - Quarters"
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’
underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
4See “Salient features and cost benchmarks - Quarters” for the definition of All-in sustaining cost (AISC). The SA PGM All-in sustaining cost excludes the production and costs associated with the purchase of concentrate (PoC) from third parties
5The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024. All salient features for the US Reldan operations are shown separately from the US PGM underground operations and the US PGM recycling
6The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production including third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters"
7As previously announced, Sibanye Rustenburg Platinum Mines Limited had entered into a pool and share agreement to acquire Rustenburg Platinum Mines Limited 50% ownership of Kroondal.
The acquisition became effective on 1 November 2023 after all conditions precedent had either been met or waived, therefore from 1 November 2023 the SA PGM operations includes 100%
Kroondal
8The nickel production at the Sandouville refinery operations is principally nickel metal and nickel salts (liquid form), together referred to as nickel equivalent products
9The nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
10See "Salient features and cost benchmarks - Quarters Sandouville nickel refinery for a reconciliation of cost of sales before amortisation and depreciation to nickel equivalent sustaining cost
11Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
12Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
13Adjusted EBITDA, All-in sustaining cost (AISC) and nickel equivalent sustaining cost are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS.  See "Non-IFRS measures" on page 22 for more information on the Non-IFRS metrics presented by Sibanye-Stillwater
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      3
STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

The Q3 2024 operating results reflect the benefits of the actions we have taken to optimise our operations and improve Group profitability, which are evident in the 9% improvement in Group adjusted EBITDA for Q3 2024 to R3.3 billion (US$184 million) compared with the same period in 2023.
This improved financial performance was primarily due to significantly improved financial contributions from the SA gold operations and the Century retreatment operations in Australia which, due to greater operational stability and higher metal prices during Q3 2024, were able to deliver significantly improved financial contributions to the Group. Despite solid operational delivery from the SA PGM and US PGM operations, persistent low PGM prices continued to squeeze margins, negatively impacting Group adjusted EBITDA. Further financial benefits are expected to materialise from the operational restructuring and optimisation undertaken to date which, together with restructuring of the US PGM operations and Sandouville refinery, are expected to further improve Group profitability.
While the US PGM operations have successfully improved on production and cost expectations during Q3 2024, the 2E PGM basket price has remained well below AISC during 2024 and the US PGM operations have continued to incur financial losses. This has necessitated further restructuring of the US PGM operations to reduce fixed costs and to secure the sustainability of these Tier 1 strategic assets.
The market response to the announcement of the restructuring on 12 September 2024 (covered in detail in our H1 2024 results presentation and in the operational section below) was positive, resulting in the palladium price breaching US$1,000/oz in response to the planned 200,000 2Eoz reduction in 2025 PGM production.
The Group has also actively pursued direct engagement and proactive lobbying with senior regulators and government officials in order to assist in securing the ongoing viability of these strategic assets and to minimise the impact of the restructuring on stakeholders.
Both Montana Senators, citing the restructuring of the US PGM operations, introduced bills proposing a ban on the import of Russian palladium into the US, which provided further support for the palladium price. Leading global media institutions have subsequently reported that US finance officials proposed additional sanctions on Russian metals, including PGMs, at a recent meeting of G7 finance officials in Washington.
These positive developments were reinforced on 24 October 2024, when the US Department of the Treasury published the final regulations for Section 45X of the Inflation Reduction Act. The IRA, which was initially passed in August 2022, aimed to promote domestic clean energy component production, with Section 45X (S45X) proposing a 10% Advance Manufacturing Production credit for critical minerals, including palladium and platinum. However, subsequent guidance published in December 2023, excluded extraction and processing which reduced the financial benefits for the industry and provided little support for the US PGM operations.
Pleasingly, the final S45X rules have been amended to include extraction, processing in addition to refining costs, which is expected to provide significant financial support for the US PGM operations. While further engagement with our tax advisors is required to secure certainty with regard to the potential benefits for our US PGM operations from the amended S45X rules, our initial estimates amount to approximately US$140 million for 2023 and US$100 million for 2024. Further details will be provided when available.
The tangible support from the US authorities to secure local supply of critical minerals through the IRA and S45X confirms the appropriateness of our strategic positioning in the US and European ecosystems in response to our expectations of increasing multi-
polarity and regionalisation of global trade. The European Union and its members have expressed similar intentions to support the development of regional supply chains in Europe. The recent approval of the €500 million (R9.9 billion) green loan for the Keliber lithium project was supported by the European Investment Bank and Finnish credit agency, Finnvera, along with a consortium of leading global banks.
On 21 August 2024, the Group announced that in order to address the Sandouville refinery’s projected losses, agreement had been reached to terminate a key commercial supply contract for the Sandouville refinery in France, with supply culminating on or before 31
December 2024. Consequently, the Sandouville refinery will cease production of nickel metals and salts during H1 2025.
The GalliCam project is being considered through feasibility studies as a viable economic alternative to the current nickel refinery, utilising much of the existing processing circuit for a cost-effective and efficient chloride-based method to produce precursor cathode active material (pCAM). Pending the outcome of a pre-feasibility study for the GalliCam project, which is underway and scheduled for completion during Q1 2025, and necessary approvals being secured, work will begin to prepare for potential repurposing of the facility for the possible production of pCAM for supply to the French battery industry. We continue to actively engage with French and European authorities regarding future financial support for the development of the GalliCam project which, pending the outcome of the feasibility studies, would enhance its commercial viability.
The operational restructuring and optimisation undertaken since the beginning of 2023 has tangibly improved the stability and profitability of the Group operations and, by preserving operational cash flows, has protected the integrity of the Group balance sheet.
The Group financial position has also been reinforced through initiatives which include securing early uplift of the Group debt covenants, favourable refinancing of debt facilities with support from our lenders, and more recently,securing non-debt capital. These measures have enhanced Group liquidity and headroom by approximately R25 billion (US$1.4 billion) to date with further progress made with regard to securing additional financing of approximately US$600 million through prepays and streams on selected by-product metals we produce.
The Group is financially secure and, with further production and cost benefits expected during 2025 from operational restructuring and optimisation, management believes it is well positioned for ongoing strategic delivery and shared value creation.
SAFE PRODUCTION
Continued year on year improvements in both lagging and leading indicators for all Group-level metrics indicate an ongoing reduction in risk at most of our operations, which pleasingly has been further supported by notable reductions in reported high potential incidents
(HPIs) since detailed tracking of such incidents in mid-2022.
These positive trends were maintained during Q3 2024, with year-on-year improvements recorded in all Group level safety indicators. The
Group serious injury frequency rate (SIFR) (per million hours worked) for Q3 2024 of 2.36 improved by 4.5% year-on-year, with the lost day injury frequency rate (LDIFR) of 4.01 and total recordable injury frequency rate (TRIFR) of 4.67, improving by 12% and 11% respectively, when compared to Q3 2023. The Group fatal injury frequency rate (FIFR) improved by 30% to 0.05 compared with 0.07 for Q3 2023.
Despite the reduction in the Group FIFR, the loss of two colleagues from the SA region during the period is an ongoing reminder that we are still on a challenging journey to achieve our goal of zero fatalities. On 18 August 2024, Mr. Kgauta Khoathane, a 48 year old contractor at Driefontein Hlanganani shaft, passed away after from injuries caused by a failed water column pipe. On 21 September
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      4
2024, Mr. Monnatlala Moepi, a 47 year old locomotive operator at Khuseleka shaft, passed away due to injuries from a derailment involving track-bound equipment.
All incidents are being investigated with the relevant stakeholders and support has been provided to the families of the deceased. The board and management of Sibanye-Stillwater extend heartfelt condolences to the families, friends and co-workers of our deceased colleagues.
The SA region’s serious injury frequency rate (SIFR) (per million hours worked), improved by 3% from 2.42 for Q3 2023 to 2.35 for Q3 2024. The lost day injury frequency rate (LDIFR) and total recordable injury frequency rate (TRIFR) improved by 14% and 13%, when compared to Q3
2023, to 3.93 and 4.52 respectively. The fatal injury frequency rate (FIFR) improved by 30% when compared to Q3 2023, from 0.07 to 0.05, but still included the tragic loss of two colleagues.
The US region, including the Reldan operations, reported a 33% improvement in recordable injuries, with six injuries for Q3 2024 compared to nine injuries for Q3 2023. The Q3 2024 SIFR of 2.17 improved by 50% compared to 4.37 in Q3 2023. The LDIFR and TRIFR both improved by
17%, when compared to Q3 2023, to 4.33 and 6.5 respectively.
The European region had six recordable injuries during Q3 2024. This is an increase from the one recordable injury during Q3 2023. The regression was driven by the increased construction work on the Keliber lithium project and the focus on contractor training and compliance with Group safety protocols has intensified.
One recordable injury was experienced in the Australian (AUS) region during Q3 2024 compared to none in Q3 2023. We believe the high percentage of safety stoppages by frontline employees during 2024 (more than 70%) is a reflection of the mature safety culture already entrenched in the region.
Americas (US) region
US PGM operations
The US PGM operations continued to deliver improved operating results at the upper end of expectations from the restructuring concluded in Q4 2023. Mined 2E PGM production of 111,976 2Eoz was 6% higher than for Q3 2023, due to a 7% increase in the underground (UG) mined yield to 11.12 g/t  from 10.44 g/t for Q3 2023. The Stillwater mine (Stillwater West and Stillwater East) produced
64,820 2Eoz or 6% less than for Q3 2023 but the East Boulder mine produced 47,156 2Eoz, 28% higher than for Q3 2023, resulting in an improved overall performance.
All-in sustaining cost (AISC) of US$1,274/2Eoz for Q3 2024, was below the lower level of average annual AISC guidance for 2024, declining by 34% from US$1,922/2Eoz for Q3 2023. This is a notable performance given the circumstances and confirms the relevance of the restructuring which was undertaken during Q4 2023.
Mined PGMs sold for Q3 2024 of 99,948 2Eoz were 20% lower than for Q3 2023 and 11% lower than mined production for Q3 2024. This was primarily due to the cyber-attack in early July 2024 which resulted in processing downtime at the Columbus metallurgical complex. While the cyber-attack had a limited impact on the mining operations, which continued to operate as planned,  there was a build-up of a stockpile of mine concentrate containing approximately 20,000 2Eoz above normal inventory levels during Q3 2024. This stockpile is expected to be processed before year end.
Capital expenditure for Q3 2024 was US$36 million (R651 million), with ore reserve development capital (ORD) decreasing by 59% to US$23 million (R418 million) and sustaining capital (SIB) of US$6 million (R102 million) for Q3 2024, US$27 million (R500 million) less than for Q3 2023, in line with the repositioning plan to reduce cash outflow. Project capital of US$7 million (R131 million) was primarily for the East Boulder tailings facility expansion.
Despite the significant reduction in AISC and increased production, the 2E PGM basket price has remained below US$1000/2Eoz for most of 2024, between US$300 to 400/2Eoz below the average AISC for 2024 YTD. Despite the improved performance for Q3 2024, the US PGM operations reported an adjusted EBITDA loss of US$6 million (R108 million) for Q3 2024, down from a positive adjusted EBITDA of US$21 million (R397 million). This decline is due to a 17% decrease in the average 2E PGM basket price for Q3 2024 to US$983/2Eoz.
Without increasing production from the US PGM operations, which requires capital investment in ORD and infrastructure to improve the efficiency and flexibility of the mines, in particular Stillwater West which was developed in the late 1980s, opportunities to reduce unit costs further are limited. The capital investment required is not feasible at current PGM prices. Further restructuring to address the absolute losses being incurred by the US PGM operations while ensuring the sustainability of the Columbus autocatalyst recycling operation is therefore being implemented.
As announced on 12 September 2024, the restructuring will result in 2E PGM production from the US PGM operations decreasing by approximately 200,000 2Eoz for 2025 (from 2024 guidance levels), with the Stillwater West mine being placed on care and maintenance and reduced production from the East Boulder mine, with the focus on lower volume, higher margin production from the East Boulder and
Stillwater East mines. The restructuring strategy emphasises operational efficiency, cost reduction, and maintaining flexibility in long-life orebodies, while upholding exemplary ESG standards. Over the longer term the emphasis will be on continuous cost optimisation and modernisation of the mining practices, technology and infrastructure in order to support higher production necessary to reduce AISC to approximately US$1,000/2Eoz.
US recycling operations
During Q3 2024, the PGM recycling operation fed an average of 10.6 tonnes per day (tpd), a 12% increase compared to 9.5 tpd rate for
Q3 2023. Recycled ounces sold of 81,228 3Eoz increased from 77,679koz for Q3 2023, but due to a 42% decline in the average 3E PGM recycle basket price to US$1,293/3Eoz, adjusted EBITDA declined to US$5 million (R98 million) from US$8 million (R147 million) for Q3 2023.
The integration of the Reldan recycling operation, since acquisition in March 2024, continues to progress according to schedule with synergies and other opportunities for value realisation being actively driven.
Reldan processed 1,263,545 million lbs of mixed scrap and sold 31,006 oz gold, 432,996 oz silver, 4,707 oz platinum, 6,628 oz palladium, and
794,476 million lbs of copper, contributing adjusted EBITDA of US$8 million (R149 million) to the Group for Q3 2024.
Southern Africa (SA) region
SA PGM operations
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      5
The SA PGM operations continued to perform consistently, with 4E PGM production in line with annual guidance and costs well managed.
The restructuring of the SA operational and regional services which was concluded towards the end of H1 2024 is expected to deliver further cost and efficiency benefits during Q4 2024 and into 2025.
4E PGM production (excluding third party purchase of concentrate (PoC)) from the SA PGM operations, increased by 5% to 473,938 4Eoz.
Production was positively impacted by the consolidation of 100% of the Kroondal operation following the acquisition of Anglo American
Platinum's 50% share in the Pool and Share Agreement (PSA) in November 2023. This offset lower production from the Rustenburg operation in Q3 2024, primarily due to production still being in build-up during the quarter following repairs to the ore collector bin at the
Siphumelele shaft, as well as restructuring and closure of high cost and end of life operations during H1 2024. 4E PGM production from underground increased by 6% to 431,584 4Eoz, with surface production (excluding PoC) declining by 7% to 42,354 4Eoz.
4E PGM production (including PoC) increased by 5% to 499,056 4Eoz, with PoC production of 25,118 4Eoz, 5% higher year-on-year.
AISC (excluding PoC) for the SA PGM operations of R21,228/4Eoz (US$1,182/4Eoz) was 6% higher year-on-year. Containing the increase in unit cost to an inflation comparable percentage was primarily a result of strict cost containment initiatives, partially offset by higher AISC from the Rustenburg operation due to lower production from the Siphumelele shaft and a relative decrease in production from the
Kroondal operation year-on-year following the closure of the low cost Simunye shaft and Klipfontein open cast mine during Q4 2023.
By-product credits for Q3 2024, increased by 20% to R3.0 billion (US$165 million), reducing AISC by R6,256/4Eoz (US$348/4Eoz). Chrome ore credits, which comprise over 50% of the total by-product value, increased by 55% year-on-year, to R1,613 million (US$90 million). This increase was primarily driven by higher chrome sales of 694kt (from 554kt for Q3 2023), in line with our strategy to grow chrome production, underpinned by a 5% rise in the average spot chrome price to US$305/t for Q3 2024. The Platinum Mile chrome project, which was completed during December 2023, added 23kt to chrome production, coupled with the consolidation of 100% of Kroondal, which added
40kt, and production from Marikana was 33kt higher. AISC (including PoC) of R21,176/4Eoz (US$1,179/4Eoz) also increased by 6% year-on-
year.
Total capital expenditure for Q3 2024, of R1.4 billion (US$77 million) was 5% lower than for Q3 2023, with K4 project capex decreasing by
41% to R159 million (US$9 million). Sustaining capital increased 8% to R521 million (US$29 million), mainly due to a 34% increase in SIB capex at the Rustenburg operation and the consolidation of 100% of Kroondal which offset an R78 million (US$4 million) reduction in SIB from the
Marikana operation. Project capital fell 52% to R161 million (US$9 million) following the commissioning of the chrome plant at Platinum Mile towards the end of December 2023.
Adjusted EBITDA of R1,584 million (US$88 million) from the SA PGM operations for Q3 2024 was 37% lower than for Q3 2023, primarily due to the inflation related increase in AISC and a 2% decline in the average 4E PGM basket price to R23,909/4Eoz (US$1,331/4Eoz). The SA PGM operations retain significant leverage to higher 4E PGM basket prices which, together with expected production and cost improvements, should result in an improved adjusted EBITDA contribution from the SA PGM operations for Q4 2024.
4E PGM production from the Rustenburg operation decreased by 8% year-on-year to 167,085 4Eoz primarily due to the build up in production from the Siphumelele shaft after completing repairs to the head gear infrastructure in late July 2024. AISC of R21,570/4Eoz
(US$1,201/4Eoz) for Q3 2024 increased by 15% due to lower production, inflationary cost pressures, and a 34% increase in SIB capital expenditure to R206 million (US$11 million). The increased SIB spend was mainly for the Klipfontein re-pulping plant to stabilise the through-
put for the Western Limb tailings facility. SIB and ORD spend of R238 million (US$13 million), planned for but not yet invested by the end of
Q3 2024, will roll over to Q4 2024 resulting in forecasted SIB and ORD spend for Q4 2024 of R616 million (US$34 million).
The Marikana operation had a solid quarter operationally, with 4E PGM production (excluding PoC), increasing by 4% to 185,854 4Eoz.
Underground production of 176,406 4Eoz, was 3% higher, despite the restructuring of the Rowland shaft and the closure of 4B shaft, due to the ongoing ramp up at K4 shaft (K4 production increased by 13,502 4Eoz year-on-year to 21,702 4Eoz). Third party PoC increased by 5%
to 25,118 4Eoz, resulting in production from the Marikana operation (including PoC) of 210,972 4Eoz for Q3 2024. Costs were well managed, with AISC (excluding PoC) 2% lower at R22,265/4Eoz (US$1,240/4Eoz) due to higher production and lower SIB. AISC (including
PoC) of R22,027/4Eoz (US$1,226/4Eoz) was 1% lower year-on-year, benefiting from increased production and PoC volumes at lower prices.
Project capital expenditure for Q3 2024 was R159 million (US$9 million). Capital expenditure is expected to increase in Q4 2024 mainly due to increased spend on the smelters furnace rebuild and the ruthenium plant upgrade at the precious metals refinery.
The Kroondal operation produced 77,150 4Eoz for Q3 2024 (100% attributable), 62% higher year-on-year, due to the acquisition of Anglo
Platinum's 50% share in the PSA from 1 November 2023. On a comparable basis year-on-year (50%), production declined by 19% or 9,025
4Eoz compared with Q3 2023, primarily due to the closure of the Simunye shaft and the Klipfontein opencast mine during 2023. As a result of the relative decline in production, AISC increased by 11% to R20,518/4Eoz (US$1,142/4Eoz). Kroondal capital expenditure is forecast to increase in Q4 2024 due to investment in trackless mobile machinery and ongoing establishment of underground infrastructure to access additional reserves.
Reminder: Whilst the move from Purchase of Concentrate (PoC) to toll will result in AISC for Kroondal increasing, it will also derive full exposure to the metal price and higher margins at spot prices.  H2 2024 operating and financial results will be affected by the transition from POC to toll due to the timing of when production and sales are declared.
4E PGM production from Platinum Mile declined by 10% to 12,441 4Eoz primarily due to a 6% decrease in run of mine tonnes from the
Rustenburg operation and reduced surface tailings feed. The chrome extraction plant which was commissioned at the end of 2023, produced 23kt of chrome for Q3 2024 and is expected to reach nameplate capacity of about 10kt per month by Q1 2025. Despite the lower PGM production and inflationary cost pressures, the increase in chrome credits resulted in AISC at Platinum Mile for Q3 2024 declining by 64% compared with Q3 2023, to R5,546/4Eoz (US$309/4Eoz).
Attributable 4E PGM production from the Mimosa JV for Q3 2024 of 31,408 4Eoz, was 8% higher than for Q3 2023. This increase in production offset significant inflationary cost pressures in Zimbabwe, resulting in operating cost being maintained at US$95/tonne (R1,710/
tonne), with AISC decreasing by 16% year-on-year to US$1,147/4Eoz (R20,600/4Eoz). AISC also benefited from lower SIB expenditure of
US$7 million (R129 million) following the completion of the plant optimisation project, and reduced expenditure on the new tailings storage facility which is close to completion.
SA gold operations
Gold production from the SA gold operations (excluding DRDGOLD) of 4,263kg (137,059oz) for Q3 2024 was 12% lower than for Q3 2023, primarily due to a 43% decrease in production from the Kloof operation partially driven by the closure of Kloof 4 Shaft. AISC for the SA gold operations (excluding DRDGOLD) of  R1,414,450/kg (US$2,450/oz) was 9% higher than for Q3 2023, due to lower gold production and a
17% reduction in gold sold.
The financial leverage of the SA gold operations to higher gold prices is evident in the nearly three fold increase in adjusted EBITDA from
R344 million (US$19 million) for Q3 2023 to R1,347 million (US$75 million) for Q3 2024, driven by a 24% increase in the average gold price to
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      6
R1,426,290/kg (US$2,470/oz). The gold price has continued to increase during Q4 2024 and at current spot of around R1,565,000/kg
(US$2,745/oz) both the Driefontein and Beatrix operations are expected to generate substantial cashflow, with the benefits compounding as unit costs decline with increasing production from these operations.
Capital expenditure for Q3 2024 (excluding DRDGOLD) of R962 million (US$54 million), decreased by 27% compared to Q3 2023. This decline is mainly due to a 91% reduction in project capital resulting from terminating the Kloof 4 deepening project, the closure of Kloof 4, and suspension of the Burnstone project. Sustaining capital also decreased by 29%  to R182 million (US$10 million), primarily due to the closure of Kloof 4 shaft. ORD however rose by 10% to R747 million (US$42 million), reflecting increased ORD at Driefontein 5 shaft, where additional production is forecast for 2025. Capital expenditure from the managed SA gold operations for Q4 2024 is expected to be in line with Q4 2023.
At the recent H1 2024 results we highlighted the improving production trends from the Driefontein operation during Q2 2024, and that a significantly improved operational performance was expected during H2 2024. For Q3 2024 throughput increased by 23% (resulting in unit cost (R/t) decreasing by 13%) and, together with a 5% improvement in the underground yield, underground production increased by 29%
to 1,869kg (60,090oz) with production from Driefontein 5 shaft (affected by an underground fire during 2023), 251% higher. Consequently
AISC decreased by 11% to R1,298,327/kg (US$2,248/oz). well below the average gold price for the period of R1,408,540/kg (US$2,439/oz)
due to the increase in production.
Production from the Beatrix operation improved steadily during Q3 2024 as crews affected by the back break incidents which impacted
H1 2024, resumed production with planned production rates exceeded during October 2024. Production for Q3 2024 of 890kg (28,614oz)
was 5% lower than for the comparable period in 2023, with AISC of R1,384,437/kg (US$2,398/oz), 3% higher. Production rates were significantly improved by the end of Q3 2024 and, if maintained, should result in significantly lower AISC from the Beatrix operations for Q4
2024 and 2025.
Underground production of 1,079kg (34,691oz) from the Kloof operation for Q3 2024 was 43% or 803kg (25,817oz) lower than Q3 2023 with
AISC R1,614,094/oz (US$2,795/oz) remaining elevated. The Kloof operation continues to experience significant operational challenges which have constrained production, including seismicity that affected high grade mining panels mainly at the Kloof main shaft.
Production at 7 shaft was impacted by an incident in the shaft which stopped production for two months, resulting in an estimated 80kg less gold production during Q3 2024. The focus at Kloof during Q4 2024 will be on finalising plans to create additional flexibility by developing access to secondary reefs.
DRDGOLD delivered a 3% increase in gold production, to 1,319kg (42,407oz) for Q3 2024, primarily driven by a 16% increase in throughput, despite a decrease in yield. Gold sales increased by 2% to 1,289kg (41,442oz). Unit cost per tonne also decreased by 7% to R184/t (US$10/
t), attributed to higher throughput and a reduction in more expensive mechanically reclaimed sites (clean-up sites), despite the higher winter electricity tariffs. AISC dropped to R931,730/kg (US$1,614/oz), reflecting lower cash operating cost and sustaining capital expenditures. The completion and upcoming commissioning of the solar power plant and battery energy storage system (BESS) are expected to reduce costs further in Q4 2024.
European (EU) region
Sandouville nickel refinery
For Q3 2024, Nickel equivalent production from the Sandouville refinery of 2,039tNi, was 13% lower than for Q3 2023 (2,352tNi). Nickel metal output declined by 5% to 1,835tNi (Q3 2023: 1,925tNi), and nickel salts production decreased by 52% to 204tNi (Q3 2023: 427tNi).
Production was affected by a temporary shortage of starter sheets, which resulted from an electrical rectifier malfunction, and the ramp-
up of the new bagging machine, while nickel carbonate production was stopped due to low customer demand.
The Q3 2024 nickel-equivalent sustaining cost of US$22,451/tNi (R403,217/tNi) was 29% lower than for Q3 2023, primarily due to lower feedstock costs due to a 13% decrease in the average LME nickel price, lower energy and reagent costs and savings on fixed costs. By-
product credits of US$2 million (R30 million) were 20% lower year-on-year, with sustaining capital 58% lower to US$2 million (R33 million), primarily to ensure plant maintenance and stability.
Nickel metal sales remained steady at 1,657tNi, with nickel salt sales of 270tNi decreasing 6% year-on-year. Total working capital decreased by 19%, from US$24 million to US$20 million. The adjusted EBITDA loss for Q3 2024 was US$8 million (R152 million), which is nearly half of the US$16 million (R296 million) loss recorded in Q3 2023.
Keliber lithium project
Construction of the Keliber lithium refinery in Kokkola is at an advanced stage, with main equipment installations currently underway. The second phase of the Keliber lithium project, involving the construction of the Päiväneva concentrator and development of the Syväjärvi open pit mine, is progressing as planned after commencing in late 2023.
Key developments during Q3 2024
•Engineering and procurement contracts are nearing completion
•Green loan package of €500 million announced on 22 August 2024, completing the full project financing requirement for the Keliber lithium project
•During Q3 2024, 13 drill holes (56 YTD) were completed, covering 2,295 meters (10,526 meters YTD) at major exploration targets. Several significant intercepts were reported. The seasonal regional exploration, which included boulder mapping and till sampling, concluded by the end of August 2024. Several new exploration permits were received from the authorities
•Capital expenditure for Q3 2024 was €85 million, bringing the year-to-date total to €218 million.
Australian region
Century zinc retreatment operation
The Century operation delivered a solid operational performance for Q3 2024, producing 27kt of payable zinc, a 9% increase compared with Q3 2023's 25kt.
Sales for the quarter totalled 20kt of payable zinc metal, which was lower than production due to the timing of shipments. AISC for Q3
2024 of US$1,809/tZn (R32,486/tZn) was 3% higher than for Q3 2023. Sustaining capital from the Century operations for Q3 2024 was US$1.7 million (R30 million).  Adjusted EBITDA of US$31 million (R565 million) was US$28 million (R512 million) higher than for Q3 2023. Unfortunately this solid performance from the Century retreatment operation will be affected by the regional fire impact during Q4 2024, with the operations expected to resume production in mid November 2024.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      7
Significant efforts have been made to minimise future impacts on the operations from rains during the wet season (particularly during the first quarter of the year), including the addition of two satellite slurry winning pontoons, additional dewatering pumping infrastructure, an improved debris removal system, and additional water diversion bunds, and we expect that the strong operational and financial performance from Q3 2024, will continue in 2025.
In early October 2024, the Century operation in Queensland, Australia was impacted by a regional bushfire. While the operations team succeeded in protecting the primary infrastructure at the Century operations (processing plant, hydro mine, airport, underground slurry pipeline and camp), there has been extensive loss of surface piping infrastructure, including the feed and water lines that connect the hydro mine to the processing plant and other key service lines. Suppliers have been contacted and replacement piping is under manufacture and being delivered. Due to the amount of piping required, operations are expected to remain suspended until 16
November 2024. As a result, we anticipate production of payable zinc metal for Q4 2024 to be approximately 9,680 tonnes less than forecast.  Operating guidance for 2024 has revised accordingly (please refer to the Operating guidance section below).
Options to leverage the existing infrastructure (processing plant, pipeline and port infrastructure) and extend the life of the assets beyond the current zinc retreatment operations are being actively explored. This includes opportunities to potentially utilise the Century infrastructure to access the extensive phosphate resources in the region that are largely undeveloped.
Mt Lyell copper project
The Class 3 Feasibility Study received endorsement, leading to the start of optimisation work for the Class 2 Feasibility Study, focusing on resource model updates, value optimisation, and mine design. A total of US$2 million (R36 million) of expenses were recognised in relation to Mt Lyell during the quarter.
OPERATING GUIDANCE FOR 2024*
Guidance for the operations for 2024 other than the Century retreatment operation is unchanged. The US PGM operations are however undergoing significant restructuring (refer to H1 2024 results announcement on 12 September 2024)  with Stillwater west mine being placed on care and maintenance during Q4 2024 which may impact production and costs during Q4 2024, and as a result, final results for
2024 may differ from current guidance.
•2E mined production from the US PGM operations is forecast to be between 440,000 2Eoz and 460,000 2Eoz, with AISC between
US$1,365/2Eoz (R23,888/2Eoz) to US$1,425/2Eoz (R24,938/2Eoz) excluding any possible S45X credit (45X Advanced Manufacturing
Production Credit (S45X credit)) for 2024. Capital expenditure is forecast to be between US$175 million and US$190 million (R3.1 billion and R3.3 billion), including approximately US$13 million (R228 million) project capital
•3E PGM production for the US PGM recycling operations is forecast to be between 300,000 3Eoz and 350,000 3Eoz fed for 2024.
Capital expenditure is forecast at US$700,000 (R12 million)
•4E PGM production from the SA PGM operations for 2024 is unchanged and forecast to be between 1.8 million 4Eoz and 1.9 million
4Eoz including approximately 80,000 4Eoz of third party PoC, with AISC at our managed operations between R21,800/4Eoz and
R22,500/4Eoz (US$1,245/4Eoz and US$1,285/4Eoz) - excluding cost of third party PoC. Capital expenditure at our managed operations is forecast at R6.0 billion (US$343 million)* for the year
•Gold production from the managed SA gold operations (excluding DRDGOLD) for 2024 is still expected to be between 16,500kg
(530koz) and 17,500kg (563koz). AISC is forecast to be between R1,250,000/kg and R1,350,000/kg (US$2,222/oz and US$2,399/oz).
Capital expenditure at our managed operations is forecast at R3.9 billion (US$223 million), including R390 million (US$22 million) of project capital expenditure provided for the Burnstone project
•Production from the Sandouville nickel refinery for 2024 is forecast at between 7.5 kilotonnes and 8.5 kilotonnes of nickel product, at a nickel equivalent sustaining cost of between €21,000/tNi (R399k/tNi)* and €23,000/tNi (R437k/tNi)* and capital expenditure of €8 million (R152 million)*
•Capital expenditure at the Keliber lithium project for 2024 is expected to be  €300 million (R5.7 billion)*
•Guidance for the Century retreatment operation for 2024 has been revised to reflect the production and cost impact of the October
2024 regional bushfire in Queensland. Production from the Century zinc tailings retreatment operations for 2024 is now forecast to be between 79kt and 88kt of zinc metal (payable) and capital expenditure of A$17 million (US$11 million or R196 million). Project capital on the Mt Lyell copper/gold project for 2024 is forecast to be A$6.6 million (US$4 million or R77 million)
* The guidance has been translated where relevant at an average exchange rate of R17.50/US$, R19.00/€ and R11.73/A$
NEAL FRONEMAN
CHIEF EXECUTIVE OFFICER
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      8
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS

US and SA PGM operations

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1]			Rustenburg		Marikana[1]		Kroondal[3]	Plat Mile	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table
Production
Tonnes milled/treated	kt	Sep 2024	10,063	313	9,750	4,879	4,871	1,518	1,337	1,674	1,043	1,312	2,490	375
		Jun 2024	9,571	295	9,276	4,593	4,683	1,438	1,391	1,508	1,036	1,270	2,256	378
		Sep 2023	9,711	316	9,394	4,457	4,937	1,643	1,420	1,709	869	755	2,649	351
Plant head grade	g/t	Sep 2024	2.39	12.47	2.07	3.24	0.90	3.48	1.03	3.78	1.07	2.22	0.76	3.39
		Jun 2024	2.37	13.44	2.02	3.17	0.89	3.43	1.09	3.70	0.94	2.20	0.75	3.38
		Sep 2023	2.33	11.59	2.02	3.32	0.84	3.46	1.01	3.61	0.95	2.34	0.72	3.36
Plant recoveries	%	Sep 2024	75.62	89.17	73.04	84.91	30.05	86.30	46.22	86.72	26.32	82.38	20.45	76.88
		Jun 2024	76.05	90.80	72.89	84.95	30.94	86.07	44.50	86.43	26.81	82.93	20.91	77.20
		Sep 2023	76.64	90.10	74.01	85.36	34.07	86.43	52.16	86.47	28.32	83.85	22.61	76.62
Yield	g/t	Sep 2024	1.81	11.12	1.51	2.75	0.27	3.00	0.48	3.28	0.28	1.83	0.16	2.61
		Jun 2024	1.80	12.20	1.47	2.69	0.28	2.95	0.49	3.20	0.25	1.82	0.16	2.61
		Sep 2023	1.78	10.44	1.49	2.83	0.29	2.99	0.53	3.12	0.27	1.96	0.16	2.57
PGM production[4]	4Eoz - 2Eoz	Sep 2024	585,914	111,976	473,938	431,584	42,354	146,620	20,465	176,406	9,448	77,150	12,441	31,408
		Jun 2024	554,743	115,596	439,147	397,682	41,465	136,475	21,691	155,003	8,399	74,518	11,375	31,686
		Sep 2023	557,106	105,546	451,560	406,135	45,425	157,977	24,045	171,498	7,516	47,600	13,864	29,060
PGM sold[5]	4Eoz - 2Eoz	Sep 2024	521,299	99,948	421,351			130,670	18,741	176,100		53,156	12,441	30,243
		Jun 2024	549,571	111,885	437,686			111,813	16,615	193,841		74,518	11,375	29,524
		Sep 2023	549,696	124,882	424,814			141,322	15,060	179,811		47,600	13,864	27,157
Price and costs[6]
Average PGM basket price[7]	R/4Eoz - R/2Eoz	Sep 2024	22,637	17,663	23,909			24,002	22,382	23,960		24,447	22,165	21,937
		Jun 2024	23,489	18,273	24,914			25,163	23,103	24,834		25,455	23,127	22,658
		Sep 2023	23,933	22,122	24,479			24,670	23,050	24,481		24,968	23,044	23,343
	US$/4Eoz - US$/2Eoz	Sep 2024	1,260	983	1,331			1,336	1,246	1,334		1,361	1,234	1,221
		Jun 2024	1,265	984	1,342			1,355	1,244	1,337		1,371	1,245	1,220
		Sep 2023	1,287	1,190	1,317			1,327	1,240	1,317		1,343	1,240	1,256
Operating cost[8]	R/t	Sep 2024	1,298	6,989	1,108			2,405	277	1,616		1,365	75	1,710
		Jun 2024	1,253	7,742	1,038			2,211	234	1,542		1,300	72	1,671
		Sep 2023	1,226	7,140	1,019			2,021	363	1,654		1,244	66	1,812
	US$/t	Sep 2024	72	389	62			134	15	90		76	4	95
		Jun 2024	67	417	56			119	13	83		70	4	90
		Sep 2023	66	384	55			109	20	89		67	4	97
	R/4Eoz - R/2Eoz	Sep 2024	22,687	19,549	23,481			24,908	18,080	23,626		23,215	15,031	20,409
		Jun 2024	22,028	19,733	22,679			23,294	14,983	24,002		22,169	14,330	19,914
		Sep 2023	21,723	21,384	21,808			21,022	21,460	23,814		19,727	12,623	21,886
	US$/4Eoz - US$/2Eoz	Sep 2024	1,263	1,088	1,307			1,387	1,007	1,315		1,293	837	1,136
		Jun 2024	1,186	1,063	1,221			1,254	807	1,293		1,194	772	1,072
		Sep 2023	1,169	1,150	1,173			1,131	1,154	1,281		1,061	679	1,177
All-in sustaining cost[8,9]	R/4Eoz - R/2Eoz	Sep 2024	21,563	22,889	21,228			21,570		22,265		20,518	5,546	20,600
		Jun 2024	21,170	25,096	20,056			18,367		22,209		20,022	12,659	19,788
		Sep 2023	23,210	35,738	20,080			18,701		22,607		18,550	10,747	25,258
	US$/4Eoz - US$/2Eoz	Sep 2024	1,201	1,274	1,182			1,201		1,240		1,142	309	1,147
		Jun 2024	1,140	1,351	1,080			989		1,196		1,078	682	1,066
		Sep 2023	1,249	1,922	1,080			1,006		1,216		998	578	1,359
All-in cost[8,9]	R/4Eoz - R/2Eoz	Sep 2024	22,115	24,112	21,610			21,570		23,163		20,518	5,707	20,600
		Jun 2024	21,935	25,909	20,807			18,866		23,506		20,022	13,978	19,788
		Sep 2023	24,223	37,642	20,871			18,701		24,115		18,550	15,364	25,258
	US$/4Eoz - US$/2Eoz	Sep 2024	1,231	1,343	1,203			1,201		1,290		1,142	318	1,147
		Jun 2024	1,181	1,395	1,120			1,016		1,266		1,078	753	1,066
		Sep 2023	1,303	2,025	1,123			1,006		1,297		998	826	1,359
Capital expenditure[6]
Ore reserve development	Rm	Sep 2024	1,110	418	692			194		498		—	—	—
		Jun 2024	1,248	618	630			171		459		—	—	—
		Sep 2023	1,671	1,049	622			149		473		—	—	—
Sustaining capital	Rm	Sep 2024	623	102	521			206		198		112	5	129
		Jun 2024	682	182	500			140		231		122	7	122
		Sep 2023	1,086	602	484			154		276		59	(5)	266
Corporate and projects	Rm	Sep 2024	292	131	161			—		159		—	2	—
		Jun 2024	367	77	290			79		196		—	15	—
		Sep 2023	535	201	334			—		270		—	64	—
Total capital expenditure	Rm	Sep 2024	2,025	651	1,374			400		855		112	7	129
		Jun 2024	2,297	877	1,420			390		886		122	22	122
		Sep 2023	3,292	1,852	1,440			303		1,019		59	59	266
	US$m	Sep 2024	113	36	77			22		48		6	—	7
		Jun 2024	124	47	76			21		48		7	1	7
		Sep 2023	177	100	77			16		55		3	3	14
Average exchange rate for the quarters ended 30 September 2024, 30 June 2024 and 30 September 2023 was R17.96/US$, R18.57/US$ and R18.59/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operation and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      9
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below
3Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
4Production per product – see prill split in the table below
5PGM sold includes the third party PoC ounces sold
6The US and SA PGM operations and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
7The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
8Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
9All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”
Mining – PGM Prill split including third party PoC, excluding recycling operations

	US AND SA PGM OPERATIONS						TOTAL SA PGM OPERATIONS						US PGM OPERATIONS
	Sep 2024		Jun 2024		Sep 2023		Sep 2024		Jun 2024		Sep 2023		Sep 2024		Jun 2024		Sep 2023
		%		%		%		%		%		%		%		%		%
Platinum	320,789	52%	301,963	52%	306,959	53%	295,472	59%	275,543	59%	282,763	59%	25,317	23%	26,420	23%	24,196	23%
Palladium	236,354	39%	227,685	39%	223,255	38%	149,695	30%	138,509	30%	141,905	30%	86,659	77%	89,176	77%	81,350	77%
Rhodium	45,655	7%	41,998	7%	42,851	7%	45,655	9%	41,998	9%	42,851	9%
Gold	8,234	1%	7,638	1%	8,036	1%	8,234	2%	7,638	2%	8,036	2%
PGM production 4E/2E	611,032	100%	579,284	100%	581,101	100%	499,056	100%	463,688	100%	475,555	100%	111,976	100%	115,596	100%	105,546	100%
Ruthenium	73,119		67,447		67,800		73,119		67,447		67,800
Iridium	16,773		16,945		16,836		16,773		16,945		16,836
Total 6E/2E	700,924		663,676		665,737		588,948		548,080		560,191		111,976		115,596		105,546
Figures may not add as they are rounded independently

US PGM Recycling
	Unit	Sep 2024	Jun 2024	Sep 2023
Average catalyst fed/day	Tonne	10.6	10.7	9.5
Total processed	Tonne	973	971	873
Tolled	Tonne	—	—	—
Purchased	Tonne	973	971	873
PGM fed	3Eoz	81,762	77,065	72,434
PGM sold	3Eoz	81,228	80,745	77,679
PGM tolled returned	3Eoz	—	—	2,091

US RELDAN OPERATIONS
	Unit	Sep 2024	Jun 2024
Volume sold:
Gold	oz	31,006	31,215
Silver	oz	432,996	451,465
Platinum	oz	4,707	6,212
Palladium	oz	6,628	5,820
Other (Rhodium, Ruthenium, Iridium)	oz	—	5
Copper	Lbs	794,476	905,175
Mixed scrap	Lbs	1,263,545	1,305,987
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      10
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

SA gold operations

SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Sep 2024	8,995	929	8,066	308	4	289	337	332	16	1,162	6,547
		Jun 2024	8,255	853	7,402	298	25	276	436	279	27	1,140	5,773
		Sep 2023	8,245	966	7,279	251	13	365	481	350	33	1,121	5,632
Yield	g/t	Sep 2024	0.62	4.13	0.22	6.07	0.26	3.73	0.33	2.68	0.19	0.27	0.20
		Jun 2024	0.68	4.40	0.25	6.54	1.44	3.56	0.47	2.95	0.22	0.31	0.21
		Sep 2023	0.75	4.42	0.26	5.77	3.37	5.16	0.49	2.66	0.21	0.28	0.23
Gold produced	kg	Sep 2024	5,582	3,835	1,747	1,869	1	1,079	112	887	3	312	1,319
		Jun 2024	5,586	3,752	1,834	1,948	36	983	207	821	6	357	1,228
		Sep 2023	6,148	4,267	1,881	1,452	43	1,882	234	933	7	313	1,284
	oz	Sep 2024	179,465	123,298	56,167	60,090	32	34,691	3,601	28,518	96	10,031	42,407
		Jun 2024	179,594	120,630	58,964	62,630	1,157	31,604	6,655	26,396	193	11,478	39,481
		Sep 2023	197,663	137,187	60,476	46,683	1,382	60,508	7,523	29,997	225	10,063	41,282
Gold sold	kg	Sep 2024	5,386	3,654	1,732	1,732	1	1,064	128	858	3	311	1,289
		Jun 2024	5,868	4,041	1,827	2,061	37	1,050	203	930	6	345	1,236
		Sep 2023	6,178	4,349	1,829	1,495	43	1,931	205	923	7	307	1,267
	oz	Sep 2024	173,164	117,479	55,685	55,685	32	34,208	4,115	27,585	96	9,999	41,442
		Jun 2024	188,661	129,921	58,739	66,263	1,190	33,758	6,527	29,900	193	11,092	39,738
		Sep 2023	198,627	139,824	58,804	48,065	1,382	62,083	6,591	29,675	225	9,870	40,735
Price and costs
Gold price received	R/kg	Sep 2024	1,426,290			1,408,540		1,396,812		1,412,311		1,430,868	1,431,342
		Jun 2024	1,393,320			1,389,895		1,390,263		1,383,547		1,391,304	1,400,485
		Sep 2023	1,153,448			1,153,446		1,153,090		1,152,688		1,153,094	1,154,696
Gold price received	US$/oz	Sep 2024	2,470			2,439		2,419		2,446		2,478	2,479
		Jun 2024	2,334			2,328		2,329		2,317		2,330	2,346
		Sep 2023	1,930			1,930		1,929		1,929		1,929	1,932
Operating cost[1]	R/t	Sep 2024	691	4,794	218	6,047	—	5,063	433	3,397	387	348	184
		Jun 2024	718	4,914	235	5,784	319	5,307	374	3,593	331	398	191
		Sep 2023	784	4,953	230	6,948	783	5,277	397	3,184	429	308	198
	US$/t	Sep 2024	38	267	12	337	—	282	24	189	22	19	10
		Jun 2024	39	265	13	311	17	286	20	193	18	21	10
		Sep 2023	42	266	12	374	42	284	21	171	23	17	11
	R/kg	Sep 2024	1,113,042	1,161,147	1,007,441	996,790	—	1,356,812	1,303,571	1,269,448	2,000,000	1,298,077	912,055
		Jun 2024	1,061,404	1,116,738	948,201	884,497	222,222	1,491,353	787,440	1,219,245	1,500,000	1,271,709	899,837
		Sep 2023	1,051,074	1,121,865	890,484	1,203,168	232,558	1,022,848	816,239	1,195,070	2,000,000	1,102,236	868,380
	US$/oz	Sep 2024	1,928	2,011	1,745	1,726	—	2,350	2,258	2,198	3,464	2,248	1,580
		Jun 2024	1,778	1,870	1,588	1,481	372	2,498	1,319	2,042	2,512	2,130	1,507
		Sep 2023	1,759	1,877	1,490	2,013	389	1,711	1,366	2,000	3,346	1,844	1,453
All-in sustaining cost[1,2]	R/kg	Sep 2024	1,298,923			1,298,327		1,614,094		1,384,437		1,369,775	931,730
		Jun 2024	1,263,292			1,172,545		1,636,872		1,323,718		1,368,116	961,165
		Sep 2023	1,232,600			1,455,137		1,193,820		1,343,011		1,169,381	963,694
	US$/oz	Sep 2024	2,250			2,248		2,795		2,398		2,372	1,614
		Jun 2024	2,116			1,964		2,742		2,217		2,292	1,610
		Sep 2023	2,062			2,435		1,997		2,247		1,957	1,612
All-in cost[1,2]	R/kg	Sep 2024	1,360,750			1,298,327		1,614,094		1,384,437		1,369,775	1,145,849
		Jun 2024	1,623,381			1,172,545		1,636,872		1,323,718		1,368,116	2,589,806
		Sep 2023	1,319,197			1,455,137		1,213,483		1,343,011		1,169,381	1,083,662
	US$/oz	Sep 2024	2,357			2,248		2,795		2,398		2,372	1,984
		Jun 2024	2,719			1,964		2,742		2,217		2,292	4,338
		Sep 2023	2,207			2,435		2,030		2,247		1,957	1,813
Capital expenditure
Ore reserve development	Rm	Sep 2024	747			452		240		55		—	—
		Jun 2024	739			420		240		79		—	—
		Sep 2023	677			339		246		92		—	—
Sustaining capital	Rm	Sep 2024	220			106		60		16		—	38
		Jun 2024	248			113		69		5		—	61
		Sep 2023	367			131		108		16		—	112
Corporate and projects[3]	Rm	Sep 2024	309			—		—		—		—	276
		Jun 2024	2,084			—		—		—		—	2,013
		Sep 2023	531			—		42		—		—	152
Total capital	Rm	Sep 2024	1,276			558		300		71		—	314
		Jun 2024	3,071			533		309		84		—	2,074
		Sep 2023	1,576			470		396		108		—	264
Total capital expenditure	US$m	Sep 2024	71			31		17		4		—	17
		Jun 2024	165			29		17		5		—	112
		Sep 2023	85			25		21		6		—	14
Average exchange rates for the quarters ended 30 September 2024, 30 June 2024 and 30 September 2023 was R17.96/US$, R18.57/US$ and R18.59/US$, respectively
Figures may not add as they are rounded independently
1Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
2All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3Corporate project expenditure for the quarters ended 30 September 2024, 30 June 2024 and 30 September 2023 was R33 million (US$2 million), R71 million (US$4 million) and R337 million (US$18 million), respectively, the majority of which related to the Burnstone project
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      11
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

European operations

Sandouville nickel refinery
Metals split
	Sep 2024		Jun 2024		Sep 2023
Volumes produced (tonnes)
Nickel salts[1]	204	10%	255	13%	427	18%
Nickel metal	1,835	90%	1,736	87%	1,925	82%
Total Nickel Production tNi	2,039	100%	1,991	100%	2,352	100%
Nickel cakes[2]	42		96		103
Cobalt chloride (CoCl2)[3]	26		17		46
Ferric chloride (FeCl3)[3]	199		321		409

Volumes sales (tonnes)
Nickel salts[1]	270	14%	380	19%	287	15%
Nickel metal	1,657	86%	1,646	81%	1,664	85%
Total Nickel Sold tNi	1,927	100%	2,026	100%	1,951	100%
Nickel cakes[2]	19		19		—
Cobalt chloride (CoCl2)[3]	27		39		41
Ferric chloride (FeCl3)[3]	199		321		409

Nickel equivalent basket price	Unit	Sep 2024	Jun 2024	Sep 2023
Nickel equivalent average basket price[4]	R/tNi	338,869	404,245	403,895
	US$/tNi	18,868	21,769	21,726

Nickel equivalent sustaining cost	Rm	Sep 2024	Jun 2024	Sep 2023
Cost of sales, before amortisation and depreciation		775	878	1,100
Share-based payments		(7)	20	(7)
Rehabilitation interest and amortisation		1	1	2
Leases		5	5	5
Sustaining capital expenditure		33	45	82
Less: By-product credit		(30)	(42)	(39)
Nickel equivalent sustaining cost[5]		777	907	1,143
Nickel Products sold	tNi	1,927	2,026	1,951
Nickel equivalent sustaining cost[5]	R/tNi	403,217	447,680	585,853
	US$/tNi	22,451	24,108	31,514

Nickel recovery yield[6]	%	97.21%	98.56%	98.82%
Average exchange rates for the quarters ended 30 September 2024, 30 June 2024 and 30 September 2023 was R17.96/US$, R18.57/US$ and R18.59/US$, respectively
Figures may not add as they are rounded independently
1Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution
2Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process
3Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis
4The Nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
5The Nickel equivalent sustaining cost, is the cost to sustain current operations. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance prepared in accordance with IFRS. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-
Stillwater. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature Nickel equivalent sustaining costs and Nickel equivalent sustaining costs per tonne should not be considered as a representation of financial performance
6Nickel recovery yield is the percentage of total nickel recovered from the matte relative to the nickel contained in the matte received
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      12
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

Australian operations

Century zinc retreatment operation
Production
Ore mined and processed	kt	Sep 2024	2,207
		Jun 2024	2,123
		Sep 2023	1,973
Processing feed grade	%	Sep 2024	3.01
		Jun 2024	2.92
		Sep 2023	3.16
Plant recoveries	%	Sep 2024	50.07
		Jun 2024	50.32
		Sep 2023	48.91
Concentrate produced[1]	kt	Sep 2024	74
		Jun 2024	68
		Sep 2023	67
Concentrate zinc grade[2]	%	Sep 2024	44.69
		Jun 2024	45.92
		Sep 2023	45.31
Metal produced (zinc in concentrate)[3]	kt	Sep 2024	33
		Jun 2024	31
		Sep 2023	30
Zinc metal produced (payable)[4]	kt	Sep 2024	27
		Jun 2024	26
		Sep 2023	25
Zinc sold[5]	kt	Sep 2024	24
		Jun 2024	20
		Sep 2023	28
Zinc sold (payable)[6]	kt	Sep 2024	20
		Jun 2024	16
		Sep 2023	23
Price and costs
Average equivalent zinc concentrate price[7]	R/tZn	Sep 2024	55,553
		Jun 2024	46,868
		Sep 2023	31,747
	US$/tZn	Sep 2024	3,093
		Jun 2024	2,524
		Sep 2023	1,708
All-in sustaining cost[8,9]	R/tZn	Sep 2024	32,486
		Jun 2024	37,348
		Sep 2023	32,587
	US$/tZn	Sep 2024	1,809
		Jun 2024	2,011
		Sep 2023	1,753
All-in cost[8,9]	R/tZn	Sep 2024	32,559
		Jun 2024	37,620
		Sep 2023	34,937
	US$/tZn	Sep 2024	1,813
		Jun 2024	2,026
		Sep 2023	1,879
Average exchange rates for the quarters ended 30 September 2024, 30 June 2024 and 30 September 2023 was R17.96/US$, R18.57/US$ and R18.59/US$, respectively
Figures may not add as they are rounded independently
1Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product
2Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
3Metal produced (zinc in concentrate) is the zinc metal contained in the concentrate produced
4Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
5Zinc sold is the zinc metal contained in the concentrate sold
6Zinc sold (payable) is the payable quantity of zinc metal sold after applying smelter content deductions
7Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
8All-in sustaining costs and all-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures"  for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
9All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      13
ALL-IN COSTS – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1]	US PGM operations[2]	Total SA PGM operations[1]	Rustenburg	Marikana[1]	Kroondal[3]	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[4]		Sep 2024	12,547	2,033	10,514	4,151	4,839	1,291	233	642	(642)
		Jun 2024	11,774	2,371	9,403	3,587	3,903	1,701	212	631	(631)
		Sep 2023	11,457	2,510	8,947	3,555	4,275	942	175	640	(640)
Royalties		Sep 2024	37	—	37	8	27	2	—	36	(36)
		Jun 2024	61	—	61	31	27	3	—	33	(33)
		Sep 2023	84	—	84	70	12	2	—	29	(29)
Carbon tax		Sep 2024	—	—	—	—	—	—	—	—	—
		Jun 2024	—	—	—	—	—	—	—	—	—
		Sep 2023	—	—	—	—	—	—	—	—	—
Community costs		Sep 2024	53	—	53	18	20	16	—	—	—
		Jun 2024	91	—	91	13	68	9	—	—	—
		Sep 2023	21	—	21	—	21	—	—	—	—
Inventory change		Sep 2024	1,140	156	984	198	282	504	—	(1)	1
		Jun 2024	912	(90)	1,002	256	791	(45)	—	—	—
		Sep 2023	912	(253)	1,165	462	703	—	—	(4)	4
Share-based payments[5]		Sep 2024	60	26	34	12	14	7	—	—	—
		Jun 2024	122	36	86	28	42	15	—	—	—
		Sep 2023	78	22	56	20	24	11	—	—	—
Rehabilitation interest and amortisation[6]		Sep 2024	31	11	20	1	(1)	20	—	2	(2)
		Jun 2024	28	11	17	(4)	2	19	—	1	(1)
		Sep 2023	46	21	25	(6)	14	17	—	2	(2)
Leases		Sep 2024	14	1	13	5	8	—	—	—	—
		Jun 2024	19	1	18	5	11	2	—	—	—
		Sep 2023	18	1	17	6	10	1	—	—	—
Ore reserve development		Sep 2024	1,110	418	692	194	498	—	—	—	—
		Jun 2024	1,248	618	630	171	459	—	—	—	—
		Sep 2023	1,671	1,049	622	149	473	—	—	—	—
Sustaining capital expenditure		Sep 2024	623	102	521	206	198	112	5	129	(129)
		Jun 2024	682	182	500	140	231	122	7	122	(122)
		Sep 2023	1,086	602	484	154	276	59	(5)	266	(266)
Less: By-product credit		Sep 2024	(3,149)	(184)	(2,965)	(1,189)	(1,238)	(369)	(169)	(161)	161
		Jun 2024	(3,339)	(228)	(3,111)	(1,322)	(1,380)	(334)	(75)	(160)	160
		Sep 2023	(2,658)	(180)	(2,478)	(1,006)	(1,302)	(149)	(21)	(199)	199
Total All-in-sustaining costs[7]		Sep 2024	12,466	2,563	9,903	3,604	4,647	1,583	69	647	(647)
		Jun 2024	11,598	2,901	8,697	2,905	4,154	1,492	144	627	(627)
		Sep 2023	12,715	3,772	8,943	3,404	4,506	883	149	734	(734)
Plus: Corporate cost, growth and capital expenditure		Sep 2024	306	137	169	—	167	—	2	—	—
		Jun 2024	400	94	306	79	212	—	15	—	—
		Sep 2023	535	201	334	—	270	—	64	—	—
Total All-in-costs[7]		Sep 2024	12,772	2,700	10,072	3,604	4,814	1,583	71	647	(647)
		Jun 2024	11,998	2,995	9,003	2,984	4,366	1,492	159	627	(627)
		Sep 2023	13,250	3,973	9,277	3,404	4,776	883	213	734	(734)
PGM production	4Eoz - 2Eoz	Sep 2024	611,032	111,976	499,056	167,085	210,972	77,150	12,441	31,408	—
		Jun 2024	579,284	115,596	463,688	158,166	187,943	74,518	11,375	31,686	—
		Sep 2023	581,101	105,546	475,555	182,022	203,009	47,600	13,864	29,060	—
	kg	Sep 2024	19,005	3,483	15,522	5,197	6,562	2,400	387	977	—
		Jun 2024	18,018	3,595	14,422	4,920	5,846	2,318	354	986	—
		Sep 2023	18,074	3,283	14,791	5,662	6,314	1,481	431	904	—
All-in-sustaining cost7	R/4Eoz - R/2Eoz	Sep 2024	21,507	22,889	21,176	21,570	22,027	20,518	5,546	20,600	—
		Jun 2024	21,180	25,096	20,132	18,367	22,102	20,022	12,659	19,788	—
		Sep 2023	23,033	35,738	20,029	18,701	22,196	18,550	10,747	25,258	—
	US$/4Eoz - US$/2Eoz	Sep 2024	1,197	1,274	1,179	1,201	1,226	1,142	309	1,147	—
		Jun 2024	1,141	1,351	1,084	989	1,190	1,078	682	1,066	—
		Sep 2023	1,239	1,922	1,077	1,006	1,194	998	578	1,359	—
All-in-cost7	R/4Eoz - R/2Eoz	Sep 2024	22,035	24,112	21,538	21,570	22,818	20,518	5,707	20,600	—
		Jun 2024	21,910	25,909	20,840	18,866	23,230	20,022	13,978	19,788	—
		Sep 2023	24,002	37,642	20,777	18,701	23,526	18,550	15,364	25,258	—
	US$/4Eoz - US$/2Eoz	Sep 2024	1,227	1,343	1,199	1,201	1,271	1,142	318	1,147	—
		Jun 2024	1,180	1,395	1,122	1,016	1,251	1,078	753	1,066	—
		Sep 2023	1,291	2,025	1,118	1,006	1,266	998	826	1,359	—
Average exchange rates for the quarters ended 30 September 2024, 30 June 2024 and 30 September 2023 was R17.96/US$, R18.57/US$ and R18.59/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Six Months” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Six Months”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material, which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown. The US Reldan operations cost and performance are also excluded from the above table
3Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
4Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
5Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
6Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
7All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      14
major capital expenditure associated with growth. All-in sustaining cost per ounce and All-in cost per ounce are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period
ALL-IN COSTS – QUARTERS (continued)

Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters
		US and SA PGM			Total SA PGM operations			Marikana
	Rm	Sep 2024	Jun 2024	Sep 2023	Sep 2024	Jun 2024	Sep 2023	Sep 2024	Jun 2024	Sep 2023
Cost of sales, before amortisation and depreciation as reported per table above		12,547	11,774	11,457	10,514	9,403	8,947	4,839	3,903	4,275
Inventory change as reported per table above		1,140	912	912	984	1,002	1,165	282	791	703
Less: Chrome cost of sales		(498)	(511)	(333)	(498)	(511)	(333)	(121)	(119)	(150)
Total operating cost including third party PoC		13,189	12,175	12,036	11,000	9,894	9,779	5,000	4,575	4,828
Less: Purchase cost of PoC		(609)	(653)	(565)	(609)	(653)	(565)	(609)	(653)	(565)
Total operating cost excluding third party PoC		12,580	11,522	11,471	10,391	9,241	9,214	4,391	3,922	4,263

PGM production as reported per table above	4Eoz- 2Eoz	611,032	579,284	581,101	499,056	463,688	475,555	210,972	187,943	203,009
Less: Mimosa production		(31,408)	(31,686)	(29,060)	(31,408)	(31,686)	(29,060)	—	—	—
PGM production excluding Mimosa		579,624	547,598	552,041	467,648	432,002	446,495	210,972	187,943	203,009
Less: PoC production		(25,118)	(24,541)	(23,995)	(25,118)	(24,541)	(23,995)	(25,118)	(24,541)	(23,995)
PGM production excluding Mimosa and third party PoC		554,506	523,057	528,046	442,530	407,461	422,500	185,854	163,402	179,014

PGM production including Mimosa and excluding third party PoC		585,914	554,743	557,106	473,938	439,147	451,560	185,854	163,402	179,014

Tonnes milled/treated	kt	10,063	9,571	9,711	9,750	9,276	9,394	2,717	2,544	2,578
Less: Mimosa tonnes		(375)	(378)	(351)	(375)	(378)	(351)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		9,688	9,193	9,359	9,375	8,899	9,043	2,717	2,544	2,578
Operating cost including third party PoC	R/4Eoz-R/2Eoz	22,754	22,233	21,803	23,522	22,903	21,902	23,700	24,342	23,782
	US$/4Eoz- US$/2Eoz	1,267	1,197	1,173	1,310	1,233	1,178	1,320	1,311	1,279
	R/t	1,361	1,324	1,286	1,173	1,112	1,081	1,840	1,798	1,873
	US$/t	76	71	69	65	60	58	102	97	101
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	22,687	22,028	21,723	23,481	22,679	21,808	23,626	24,002	23,814
	US$/4Eoz- US$/2Eoz	1,263	1,186	1,169	1,307	1,221	1,173	1,315	1,293	1,281
	R/t	1,298	1,253	1,226	1,108	1,038	1,019	1,616	1,542	1,654
	US$/t	72	67	66	62	56	55	90	83	89

Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM, Total SA PGM operations and Marikana - Quarters
		US and SA PGM			Total SA PGM operations			Marikana
	Rm	Sep 2024	Jun 2024	Sep 2023	Sep 2024	Jun 2024	Sep 2023	Sep 2024	Jun 2024	Sep 2023
Total All-in-sustaining cost as reported per table above		12,466	11,598	12,715	9,903	8,697	8,943	4,647	4,154	4,506
Less: Purchase cost of PoC		(609)	(653)	(565)	(609)	(653)	(565)	(609)	(653)	(565)
Add: By-product credit of PoC		100	128	106	100	128	106	100	128	106
Total All-in-sustaining cost excluding third party PoC		11,957	11,073	12,256	9,394	8,172	8,484	4,138	3,629	4,047
Plus: Corporate cost, growth and capital expenditure		306	400	535	169	306	334	167	212	270
Total All-in-cost excluding third party PoC		12,263	11,473	12,791	9,563	8,478	8,818	4,305	3,841	4,317

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	554,506	523,057	528,046	442,530	407,461	422,500	185,854	163,402	179,014

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	21,563	21,170	23,210	21,228	20,056	20,080	22,265	22,209	22,607
	US$/4Eoz- US$/2Eoz	1,201	1,140	1,249	1,182	1,080	1,080	1,240	1,196	1,216

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	22,115	21,935	24,223	21,610	20,807	20,871	23,163	23,506	24,115
	US$/4Eoz- US$/2Eoz	1,231	1,181	1,303	1,203	1,120	1,123	1,290	1,266	1,297
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      15
ALL-IN COSTS – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			SA OPERATIONS
			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Sep 2024	5,915	1,675	1,598	1,080	404	1,158	—
		Jun 2024	6,298	1,899	1,712	1,121	444	1,122	—
		Sep 2023	6,436	1,747	2,162	1,101	336	1,090	—
Royalties		Sep 2024	28	12	8	6	2	—	—
		Jun 2024	31	15	9	6	2	—	(1)
		Sep 2023	27	9	12	5	1	—	—
Carbon tax		Sep 2024	—	—	—	—	—	—	—
		Jun 2024	—	—	—	—	—	—	—
		Sep 2023	—	—	—	—	—	—	—
Community costs		Sep 2024	2	—	—	—	—	2	—
		Jun 2024	3	—	—	—	—	3	—
		Sep 2023	4	—	1	—	—	3	—
Share-based payments[2]		Sep 2024	36	10	11	7	—	7	1
		Jun 2024	45	16	14	8	—	5	2
		Sep 2023	48	14	17	14	—	6	(3)
Rehabilitation interest and amortisation[3]		Sep 2024	49	(1)	6	26	20	(4)	2
		Jun 2024	52	—	6	21	26	(3)	2
		Sep 2023	50	—	5	17	22	5	1
Leases		Sep 2024	9	—	2	3	—	4	—
		Jun 2024	8	—	2	—	—	6	—
		Sep 2023	11	—	1	5	—	5	—
Ore reserve development		Sep 2024	747	452	240	55	—	—	—
		Jun 2024	739	420	240	79	—	—	—
		Sep 2023	677	339	246	92	—	—	—
Sustaining capital expenditure		Sep 2024	220	106	60	16	—	38	—
		Jun 2024	248	113	69	5	—	61	—
		Sep 2023	367	131	108	16	—	112	—
Less: By-product credit		Sep 2024	(10)	(4)	(1)	(1)	—	(4)	—
		Jun 2024	(11)	(3)	(1)	(1)	—	(6)	—
		Sep 2023	(5)	(2)	(2)	(1)	—	—	—
Total All-in-sustaining costs[4]		Sep 2024	6,996	2,250	1,924	1,192	426	1,201	3
		Jun 2024	7,413	2,460	2,051	1,239	472	1,188	3
		Sep 2023	7,615	2,238	2,550	1,249	359	1,221	(2)
Plus: Corporate cost, growth and capital expenditure		Sep 2024	333	—	—	—	—	276	57
		Jun 2024	2,113	—	—	—	—	2,013	100
		Sep 2023	535	—	42	—	—	152	341
Total All-in-costs[4]		Sep 2024	7,329	2,250	1,924	1,192	426	1,477	60
		Jun 2024	9,526	2,460	2,051	1,239	472	3,201	103
		Sep 2023	8,150	2,238	2,592	1,249	359	1,373	339
Gold sold	kg	Sep 2024	5,386	1,733	1,192	861	311	1,289	—
		Jun 2024	5,868	2,098	1,253	936	345	1,236	—
		Sep 2023	6,178	1,538	2,136	930	307	1,267	—
	oz	Sep 2024	173,164	55,717	38,324	27,682	9,999	41,442	—
		Jun 2024	188,661	67,452	40,285	30,093	11,092	39,738	—
		Sep 2023	198,627	49,448	68,674	29,900	9,870	40,735	—
All-in-sustaining cost[4]	R/kg	Sep 2024	1,298,923	1,298,327	1,614,094	1,384,437	1,369,775	931,730	—
		Jun 2024	1,263,292	1,172,545	1,636,872	1,323,718	1,368,116	961,165	—
		Sep 2023	1,232,600	1,455,137	1,193,820	1,343,011	1,169,381	963,694	—
All-in-sustaining cost	US$/oz	Sep 2024	2,250	2,248	2,795	2,398	2,372	1,614	—
		Jun 2024	2,116	1,964	2,742	2,217	2,292	1,610	—
		Sep 2023	2,062	2,435	1,997	2,247	1,957	1,612	—
All-in-cost[4]	R/kg	Sep 2024	1,360,750	1,298,327	1,614,094	1,384,437	1,369,775	1,145,849	—
		Jun 2024	1,623,381	1,172,545	1,636,872	1,323,718	1,368,116	2,589,806	—
		Sep 2023	1,319,197	1,455,137	1,213,483	1,343,011	1,169,381	1,083,662	—
All-in-cost	US$/oz	Sep 2024	2,357	2,248	2,795	2,398	2,372	1,984	—
		Jun 2024	2,719	1,964	2,742	2,217	2,292	4,338	—
		Sep 2023	2,207	2,435	2,030	2,247	1,957	1,813	—
Average exchange rates for the quarters ended 30 September 2024, 30 June 2024 and 30 September 2023 was R17.96/US$, R18.57/US$ and R18.59/US$, respectively
Figures may not add as they are rounded independently
1  Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4  All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      16
ALL-IN COSTS – QUARTERS (continued)

Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation

Cost of sales, before amortisation and depreciation[1]		Sep 2024	594
		Jun 2024	866
		Sep 2023	713
Royalties		Sep 2024	57
		Jun 2024	41
		Sep 2023	24
Community costs		Sep 2024	13
		Jun 2024	13
		Sep 2023	22
Inventory change		Sep 2024	201
		Jun 2024	(81)
		Sep 2023	45
Share-based payments		Sep 2024	(2)
		Jun 2024	3
		Sep 2023	—
Rehabilitation interest and amortisation[2]		Sep 2024	24
		Jun 2024	104
		Sep 2023	5
Leases		Sep 2024	26
		Jun 2024	39
		Sep 2023	30
Sustaining capital expenditure		Sep 2024	30
		Jun 2024	23
		Sep 2023	30
Less: By-product credit		Sep 2024	(55)
		Jun 2024	(47)
		Sep 2023	(51)
Total All-in-sustaining costs[3]		Sep 2024	888
		Jun 2024	961
		Sep 2023	818
Plus: Corporate cost, growth and capital expenditure		Sep 2024	2
		Jun 2024	7
		Sep 2023	59
Total All-in-costs[3]		Sep 2024	890
		Jun 2024	968
		Sep 2023	877
Zinc metal produced (payable)	kt	Sep 2024	27
		Jun 2024	26
		Sep 2023	25
All-in-sustaining cost[3]	R/tZn	Sep 2024	32,486
		Jun 2024	37,348
		Sep 2023	32,587
	US$/tZn	Sep 2024	1,809
		Jun 2024	2,011
		Sep 2023	1,753
All-in-cost[3]	R/tZn	Sep 2024	32,559
		Jun 2024	37,620
		Sep 2023	34,937
	US$/tZn	Sep 2024	1,813
		Jun 2024	2,026
		Sep 2023	1,879
Average exchange rates for the quarters ended 30 September 2024, 30 June 2024 and 30 September 2023 was R17.96/US$, R18.57/US$ and R18.59/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
2Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
3All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of zinc metal produced (payable) in the same period
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      17
UNIT OPERATING COST – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1]	US PGM operations	Total SA PGM operations[1,3]	Rustenburg[3]		Marikana[3]		Kroondal[3,4]	Plat Mile[3]	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table

Cost of sales, before amortisation and depreciation		Sep 2024	12,547	2,033	10,514	3,790	361	4,839		1,291	233	642
		Jun 2024	11,774	2,371	9,403	3,256	331	3,903		1,701	212	631
		Sep 2023	11,457	2,510	8,947	3,211	344	4,275		942	175	640
Inventory change		Sep 2024	1,140	156	984	189	9	282		504	—	(1)
		Jun 2024	912	(90)	1,002	262	(6)	791		(45)	—	—
		Sep 2023	912	(253)	1,165	290	172	703		—	—	(4)
Less: Chrome cost of sales		Sep 2024	(498)	—	(498)	(327)	—	(121)		(4)	(46)	—
		Jun 2024	(511)	—	(511)	(339)	—	(119)		(4)	(49)	—
		Sep 2023	(333)	—	(333)	(180)	—	(150)		(3)	—	—
Less: Purchase cost of PoC		Sep 2024	(609)	—	(609)	—	—	(609)		—	—	—
		Jun 2024	(653)	—	(653)	—	—	(653)		—	—	—
		Sep 2023	(565)	—	(565)	—	—	(565)		—	—	—
Total operating cost excluding third party PoC		Sep 2024	12,580	2,189	10,391	3,652	370	4,391		1,791	187	641
		Jun 2024	11,522	2,281	9,241	3,179	325	3,922		1,652	163	631
		Sep 2023	11,471	2,257	9,214	3,321	516	4,263		939	175	636
Tonnes milled/treated excluding third party PoC[5]	kt	Sep 2024	9,688	313	9,375	1,518	1,337	1,674	1,043	1,312	2,490	375
		Jun 2024	9,193	295	8,899	1,438	1,391	1,508	1,036	1,270	2,256	378
		Sep 2023	9,359	316	9,043	1,643	1,420	1,709	869	755	2,649	351
PGM production excluding third party PoC[5]	4Eoz	Sep 2024	554,506	111,976	442,530	146,620	20,465	185,854		77,150	12,441	31,408
		Jun 2024	523,057	115,596	407,461	136,475	21,691	163,402		74,518	11,375	31,686
		Sep 2023	528,046	105,546	422,500	157,977	24,045	179,014		47,600	13,864	29,060
Operating cost[6]	R/t	Sep 2024	1,298	6,989	1,108	2,405	277	1,616		1,365	75	1,710
		Jun 2024	1,253	7,742	1,038	2,211	234	1,542		1,300	72	1,671
		Sep 2023	1,226	7,140	1,019	2,021	363	1,654		1,244	66	1,812
	US$/t	Sep 2024	72	389	62	134	15	90		76	4	95
		Jun 2024	67	417	56	119	13	83		70	4	90
		Sep 2023	66	384	55	109	20	89		67	4	97
	R/4Eoz - R/2Eoz	Sep 2024	22,687	19,549	23,481	24,908	18,080	23,626		23,215	15,031	20,409
		Jun 2024	22,028	19,733	22,679	23,294	14,983	24,002		22,169	14,330	19,914
		Sep 2023	21,723	21,384	21,808	21,022	21,460	23,814		19,727	12,623	21,886
	US$/4Eoz - US$/2Eoz	Sep 2024	1,263	1,088	1,307	1,387	1,007	1,315		1,293	837	1,136
		Jun 2024	1,186	1,063	1,221	1,254	807	1,293		1,194	772	1,072
		Sep 2023	1,169	1,150	1,173	1,131	1,154	1,281		1,061	679	1,177
Average exchange rates for the quarters ended 30 September 2024, 30 June 2024 and 30 September 2023 was R17.96/US$, R18.57/US$ and R18.59/US$, respectively
Figures may not add as they are rounded independently
1   US and SA PGM operations and Total SA PGM operations exclude the results of Mimosa, which is equity accounted
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
    underground production, the operation treats various recycling material which is excluded from the statistics shown above
3Cost of sales, before amortisation and depreciation for Total SA PGM, Rustenburg, Marikana and Kroondal includes the Chrome cost of sales which is excluded for unit cost calculation purposes as Chrome production is excluded from the 4Eoz production
4  Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
5  For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters”
6  Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      18
UNIT OPERATING COST – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Sep 2024	5,915	4,201	1,714	1,675	—	1,452	146	1,074	6	404	1,158
		Jun 2024	6,298	4,546	1,752	1,891	8	1,543	169	1,112	9	444	1,122
		Sep 2023	6,436	4,796	1,640	1,737	10	1,972	190	1,087	14	336	1,090
Inventory change		Sep 2024	298	252	46	188	—	12	—	52	—	1	45
		Jun 2024	(369)	(356)	(13)	(168)	—	(77)	(6)	(111)	—	10	(17)
		Sep 2023	26	(9)	35	10	—	(47)	1	28	—	9	25
Total operating cost		Sep 2024	6,213	4,453	1,760	1,863	—	1,464	146	1,126	6	405	1,203
		Jun 2024	5,929	4,190	1,739	1,723	8	1,466	163	1,001	9	454	1,105
		Sep 2023	6,462	4,787	1,675	1,747	10	1,925	191	1,115	14	345	1,115
Tonnes milled/treated	kt	Sep 2024	8,995	929	8,066	308	4	289	337	332	16	1,162	6,547
		Jun 2024	8,255	853	7,402	298	25	276	436	279	27	1,140	5,773
		Sep 2023	8,245	966	7,279	251	13	365	481	350	33	1,121	5,632
Gold produced	kg	Sep 2024	5,582	3,835	1,747	1,869	1	1,079	112	887	3	312	1,319
		Jun 2024	5,586	3,752	1,834	1,948	36	983	207	821	6	357	1,228
		Sep 2023	6,148	4,267	1,881	1,452	43	1,882	234	933	7	313	1,284
	oz	Sep 2024	179,465	123,298	56,167	60,090	32	34,691	3,601	28,518	96	10,031	42,407
		Jun 2024	179,594	120,630	58,964	62,630	1,157	31,604	6,655	26,396	193	11,478	39,481
		Sep 2023	197,663	137,187	60,476	46,683	1,382	60,508	7,523	29,997	225	10,063	41,282
Operating cost[1]	R/t	Sep 2024	691	4,794	218	6,047	—	5,063	433	3,397	387	348	184
		Jun 2024	718	4,914	235	5,784	319	5,307	374	3,593	331	398	191
		Sep 2023	784	4,953	230	6,948	783	5,277	397	3,184	429	308	198
	US$/t	Sep 2024	38	267	12	337	—	282	24	189	22	19	10
		Jun 2024	39	265	13	311	17	286	20	193	18	21	10
		Sep 2023	42	266	12	374	42	284	21	171	23	17	11
	R/kg	Sep 2024	1,113,042	1,161,147	1,007,441	996,790	—	1,356,812	1,303,571	1,269,448	2,000,000	1,298,077	912,055
		Jun 2024	1,061,404	1,116,738	948,201	884,497	222,222	1,491,353	787,440	1,219,245	1,500,000	1,271,709	899,837
		Sep 2023	1,051,074	1,121,865	890,484	1,203,168	232,558	1,022,848	816,239	1,195,070	2,000,000	1,102,236	868,380
	US$/oz	Sep 2024	1,928	2,011	1,745	1,726	—	2,350	2,258	2,198	3,464	2,248	1,580
		Jun 2024	1,778	1,870	1,588	1,481	372	2,498	1,319	2,042	2,512	2,130	1,507
		Sep 2023	1,759	1,877	1,490	2,013	389	1,711	1,366	2,000	3,346	1,844	1,453
Average exchange rates for the quarters ended 30 September 2024, 30 June 2024 and 30 September 2023 was R17.96/US$, R18.57/US$ and R18.59/US$, respectively
Figures may not add as they are rounded independently
1  Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      19
ADJUSTED EBITDA RECONCILIATION – QUARTERS

	Quarter ended 30 Sep 2024													Quarter ended 30 Jun 2024													Quarter ended 30 Sep 2023
	Group	Americas region					Southern Africa (SA) region		European (EU) region		Australian (AUS) region		Group	Group	Americas region					Southern Africa (SA) region		European (EU) region		Australian (AUS) region		Group	Group	Americas region			Southern Africa (SA) region		European (EU) region		Australian (AUS) region		Group
Figures in million - SA rand	Group	Total US operations	Total US PGM	US Under- ground PGM	US Recy- cling	Reldan operations	SA PGM	SA gold	Total EU	Sandouville nickel refinery	Total AUS	Century zinc retreatment operation	Corpo- rate	Group	Total US operations	Total US PGM	US Under- ground PGM	US Recy- cling	Reldan operations	SA PGM	SA gold	Total EU	Sandouville nickel refinery	Total AUS	Century zinc retreatment operation	Corpo- rate	Group	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA gold	Total EU	Sandouville nickel refinery	Total AUS	Century zinc retreatment operation	Corpo- rate
Profit/(loss) before royalties, carbon tax and tax	630	(963)	(1,017)	(1,114)	97	54	781	564	190	249	478	512	(420)	(5,047)	(6,734)	(6,674)	(6,749)	75	(60)	1,844	1,014	(83)	30	(642)	(608)	(446)	(791)	(653)	(799)	146	1,260	(181)	(362)	(350)	(461)	(404)	(394)
Adjusted for:
Amortisation and depreciation	2,170	371	321	320	1	50	971	777	10	8	41	41	—	2,147	542	489	488	1	53	889	677	9	7	30	29	—	2,584	958	957	1	780	572	51	49	223	223	—
Interest income	(295)	(59)	(55)	(55)	—	(4)	(104)	(122)	(10)	—	—	—	—	(368)	(91)	(90)	(90)	—	(1)	(143)	(123)	(11)	—	—	—	—	(341)	(51)	(51)	—	(93)	(162)	(32)	—	(2)	(1)	(1)
Finance expense	1,192	455	445	445	—	10	174	329	75	17	63	59	96	1,196	447	439	439	—	8	138	329	55	16	143	140	84	747	269	269	—	152	205	23	2	25	25	73
Share-based payments	65	20	20	20	—	—	14	34	(1)	1	(2)	(2)	—	118	21	21	21	—	—	48	29	8	5	3	3	9	79	18	18	—	33	41	(17)	(3)	—	—	4
(Gain)/loss on financial instruments	(442)	37	—	—	—	37	(546)	31	61	30	(25)	(25)	—	(1,499)	(1,767)	(1,733)	(1,733)	—	(34)	245	(182)	18	(16)	121	121	66	455	—	—	—	240	(21)	(4)	(13)	240	240	—
Loss/(gain) on foreign exchange movements	33	7	7	7	—	—	245	(191)	(58)	(10)	6	5	24	72	5	5	5	—	—	115	(81)	27	20	2	1	4	163	3	3	—	61	3	24	24	58	—	14
Share of results of equity-accounted investees after tax	(95)	2	—	—	—	2	17	(117)	—	—	—	—	3	(124)	4	—	—	—	4	(21)	(110)	—	—	—	—	3	44	—	—	—	129	(88)	—	—	—	—	3
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	—	—	—	—	—	—	—	—	—	—	—	—	—	238	—	—	—	—	—	—	—	—	—	238	238	—	—	—	—	—	—	—	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	(30)	1	1	1	—	—	(11)	(20)	—	—	—	—	—	(21)	1	1	1	—	—	(7)	(15)	—	—	—	—	—	(33)	1	1	—	(20)	(14)	—	—	—	—	—
(Reversal of impairments)/impairments	(1)	—	—	—	—	—	—	—	—	—	(1)	(1)	—	7,502	7,499	7,499	7,499	—	—	1	—	—	—	2	2	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare expense	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	363	264	264	264	—	—	39	60	—	—	—	—	—	240	—	—	—	—	—	220	20	—	—	—	—	—	5	—	—	—	3	2	—	—	—	—	—
Onerous contract provision	(493)	—	—	—	—	—	—	—	(493)	(493)	—	—	—	(182)	—	—	—	—	—	—	—	(182)	(182)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payments	(56)	(1)	(1)	(1)	—	—	(14)	(9)	(6)	(5)	(26)	(26)	—	(75)	(3)	(2)	(2)	—	(1)	(18)	(10)	(6)	(4)	(38)	(39)	—	(63)	(1)	(1)	—	(13)	(13)	(6)	(5)	(30)	(30)	—
Other non-recurring costs	271	5	5	5	—	—	18	11	51	51	2	2	184	276	—	—	—	—	—	(1)	—	41	41	24	24	212	178	—	—	—	—	—	—	—	—	—	178
Adjusted EBITDA	3,312	139	(10)	(108)	98	149	1,584	1,347	(181)	(152)	536	565	(113)	4,474	(76)	(45)	(121)	76	(31)	3,310	1,549	(124)	(83)	(117)	(89)	(68)	3,027	544	397	147	2,532	344	(323)	(296)	53	53	(123)
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      20
DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations		Sep 2024 quarter		Jun 2024 quarter		Nine months ended Sep 2024
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Total US PGM	Unit
Primary development (off reef)	(m)	953	113	619	187	2,411	473
Secondary development	(m)	2,668	1,272	2,966	1,088	8,891	3,726

SA PGM operations		Sep 2024 quarter						Jun 2024 quarter						Nine months ended Sep 2024
	Reef			Bathopele	Thembe- lani	Khuseleka	Siphume- lele			Bathopele	Thembe- lani	Khuseleka	Siphume- lele			Bathopele	Thembe- lani	Khuseleka	Siphume- lele
Rustenburg	Unit
Advanced	(m)			796	1,848	2,940	686			592	1,503	2,689	225			1,825	4,565	7,855	1,262
Advanced on reef	(m)			796	806	1,002	483			592	576	903	179			1,825	1,910	2,733	900
Height	(cm)			218	287	288	255			216	294	288	175			216	291	287	257
Average value	(g/t)			3.0	2.3	2.2	2.9			2.9	2.3	2.3	3.2			3.0	2.3	2.3	3.0
	(cm.g/t)			658	655	635	742			635	665	661	554			644	666	646	769

SA PGM operations		Sep 2024 quarter						Jun 2024 quarter						Nine months ended Sep 2024
	Reef	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4
Marikana	Unit
Primary development	(m)	10,395	3,005	3,578	1,054	—	3,595	9,671	2,983	3,136	981	—	3,139	28,036	8,621	8,984	3,087	237	9,092
Primary development - on reef	(m)	8,318	1,355	1,668	628	—	826	7,872	1,373	1,751	622	—	776	22,581	4,115	4,429	2,011	153	2,150
Height	(cm)	216	218	238	256	—	326	216	218	237	257	—	244	216	218	237	257	226	316
Average value	(g/t)	3.1	2.6	2.3	2.5	—	2.5	3.1	2.5	2.2	2.6	—	2.6	3.1	2.5	2.3	2.6	2.5	2.6
	(cm.g/t)	667	558	556	635	—	799	674	541	522	675	—	638	658	556	544	656	568	804

SA PGM operations		Sep 2024 quarter						Jun 2024 quarter						Nine months ended Sep 2024
	Reef			Kopaneng	Bamba- nani	Kwezi	K6			Kopaneng	Bamba- nani	Kwezi	K6			Kopaneng	Bamba- nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)			1,108	1,022	380	342			723	979	299	378			2,476	2,927	888	1,161
Advanced on reef	(m)			751	972	340	342			608	979	277	378			1,944	2,550	816	1,106
Height	(cm)			232	213	224	233			242	211	233	230			237	215	230	234
Average value	(g/t)			1.6	1.8	2.4	0.6			2.1	2.4	2.0	1.3			1.9	1.8	2.2	1.2
	(cm.g/t)			359	372	533	149			501	500	462	308			452	392	500	283
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      21
DEVELOPMENT RESULTS (continued)

SA gold operations		Sep 2024 quarter				Jun 2024 quarter				Nine months ended Sep 2024
	Reef		Carbon leader	Main	VCR		Carbon leader	Main	VCR		Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)		356	435	1,495		485	422	1,336		1,305	1,353	4,113
Advanced on reef	(m)		94	76	315		146	116	161		376	220	548
Channel width	(cm)		49	38	30		16	74	81		26	58	54
Average value	(g/t)		35.7	14.3	61.3		99.3	8.8	36.7		59.2	10.5	43.0
	(cm.g/t)		1,739	539	1,818		1,622	645	2,975		1,555	607	2,310

SA gold operations		Sep 2024 quarter				Jun 2024 quarter				Nine months ended Sep 2024
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	1,045	603	6	204	1,162	566	89	234	3,380	1,658	94	590
Advanced on reef	(m)	190	100	—	16	220	146	10	46	652	403	10	82
Channel width	(cm)	152	150	—	88	158	103	87	84	165	97	87	110
Average value	(g/t)	7.7	5.4	—	24.4	13.8	5.4	1.6	28.0	10.2	6.0	1.6	19.5
	(cm.g/t)	1,176	808	—	2,152	2,179	556	143	2,342	1,690	581	143	2,150

SA gold operations		Sep 2024 quarter				Jun 2024 quarter				Nine months ended Sep 2024
	Reef				Beatrix				Beatrix				Beatrix
Beatrix	Unit
Advanced	(m)				1,454				1,613				4,401
Advanced on reef	(m)				765				676				2,104
Channel width	(cm)				169				144				153
Average value	(g/t)				6.2				6.7				6.5
	(cm.g/t)				1,047				971				996

SA gold operations		Sep 2024 quarter				Jun 2024 quarter				Nine months ended Sep 2024
	Reef				Kimberley				Kimberley				Kimberley
Burnstone	Unit
Advanced	(m)				344				307				1,491
Advanced on reef	(m)				—				—				53
Channel width	(cm)				—				—				54
Average value	(g/t)				—				—				7.9
	(cm.g/t)				—				—				425
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      22
Non-IFRS measures
Sibanye-Stillwater presents certain non-IFRS figures to provide readers with additional financial information that is regularly reviewed by management to assess the operational performance of the Group and is the responsibility of the Group's Board of Directors. These non-
IFRS measures should not be considered as alternatives to IFRS Accounting Standards measures, including cost of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with
IFRS Accounting Standards, and may not be comparable to similarly titled measures of other companies.
The non-IFRS financial measures discussed in this document are listed below:

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page

Adjusted EBITDA	Adjusted earnings before interest, tax, depreciation and amortisation, and is reported based on the formula included in Sibanye- Stillwater’s facility agreements for compliance with the debt covenant formula and involves eliminating the effects of various one-time, irregular, and non-recurring items from the standard EBITDA calculation	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	19
All-in sustaining costs (AISC)	Cost of sales before amortisation and depreciation plus additional costs which include community costs, inventory change (PGM operations only), share-based payments, royalties, carbon tax, rehabilitation, leases, ore reserve development (ORD), sustaining capital expenditure and deducting the by-product credit	Developed by the World Gold council for the purpose of the gold mining industry, AISC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	13,14,15,16
All-in costs (AIC)	AISC plus additional costs relating to corporate and major capital expenditure associated with growth	Developed by the World Gold council for the purpose of the gold mining industry, AIC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, after including growth capital, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	13,14,15,16
AISC/AIC per unit	AISC/AIC divided by the total PGM produced/ gold sold/zinc produced (payable)	Developed by the World Gold council for the purpose of the gold mining industry, AISC/AIC per unit provides a metric that aims to reflect the full cost to sustain the production and sale, after including growth capital (AIC), of an ounce/kilogram/tonne of commodity and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	13,14,15,16
Nickel equivalent sustaining cost	Cost of sales before amortisation and depreciation plus additional costs which include community costs, share-based payments, carbon tax, rehabilitation interest and amortisation, leases and sustaining capital expenditure and deducting by-product credit	We have adapted the AISC measure developed by the World Gold Council, nickel equivalent sustaining cost metric aims to reflect the full cost of sustaining production and sale of nickel and allows for meaningful comparisons across different companies	11
Nickel equivalent sustaining cost per tonne	Nickel equivalent sustaining cost divided by the total volume of nickel products sold	We have adapted this measure developed by the World Gold Council, nickel equivalent sustaining cost per tonne provides a metric that aims to reflect the full cost to sustain the production and sale of a tonne of nickel and reporting this metric allows for a meaningful comparison across different companies	11
Operating costs	The average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilograms) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold kilograms produced or PGM 2E and 4E ounces produced in the same period	Report a measure that aims to reflect the operating cost to produce our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	14,17,18
Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      23
ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*^
Jeremiah Vilakazi*
Keith Rayner*
Peter Hancock***
Philippe Boisseau**
Richard Menell*#
Sindiswa Zilwa*
Terence Nombembe^^
Timothy Cumming*
*    Independent non-executive
^  Appointed as lead independent director 1 January 2024
#  Resigned as lead independent director 1 January 2024
**  Appointed as independent non-executive director 8 April 2024
*** Appointed as independent non-executive director 6 May 2024
^^ Appointed as independent non-executive director 11 September 2024
INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

JSE SPONSOR
JP Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road, Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa
AUDITORS
Ernst & Young Inc. (EY)
102 Rivonia Road
Sandton 2196
South Africa
Private Bag X14
Sandton 2146
South Africa
Tel: +27 11 772 3000
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADSs)
Mailing address of agent:
Computershare
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating update | Quarter ended 30 September 2024      24
DISCLAIMER

Forward-looking statements
The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”,
“forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying
Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating;
the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on
Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South
Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems, evolving cyber threats to Sibanye-Stillwater's operations and the impact of cybersecurity incidents or breaches; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and
Exchange Commission, including the 2023 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2023 on Form 20-F filed with the United States Securities and
Exchange Commission on 26 April 2024 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement
(except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
Non-IFRS1 measures
The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS
Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.
1 IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.